Exhibit 7
UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Financing costs per Consolidated Income Statement	2,419	2,014	1,612	1,120	880
One third of rental expense	466	387	340	323	303

Fixed charges(2)	2,885	2,401	1,952	1,443	1,183

Profit/(loss) before taxation from continuing operations	4,189	9,001	(2,383)	(14,853)	7,285
Share of profit in associated undertakings	(4,091)	(2,876)	(2,728)	(2,428)	(1,980)
Fixed charges	2,885	2,401	1,952	1,443	1,183
Dividends received from associated undertakings	647	873	791	835	1,896
Preference dividend requirements of a consolidated subsidiary	(82)	(65)	(69)	(74)	(71)

Earnings	3,548	9,334	(2,437)	(15,077)	8,313

Ratio of earnings to fixed charges	1.2	3.9	—	—	7.0

Deficiency between fixed charges and earnings	—	—	(4,389)	(16,520)	—

Notes:

1.	All of the financial information presented in this exhibit is unaudited.

2.	Fixed charges include (1) interest expensed (2) amortised premiums, discounts and capitalised expenses related to indebtedness, (3) an estimate of the interest within rental expense, and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.